Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$4,910,000.00	$350.08 (1)

(1)	The filing fee of $350.08 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $350.08 due for this offering is offset against the $70,794.38 remaining of the fees most recently paid on March 24, 2009, of which $70,444.30 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

PRICING SUPPLEMENT NO. 2010-MTNDD468 DATED JANUARY 25, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

491,000 Index LeAding StockmarkEt Return Securities (Index LASERSSM)

Based on the Value of the Russell 2000® Index

Due January 29, 2013

$10.00 per Index LASERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The Index LASERSSM will mature on January 29, 2013. We will not make any payments on the Index LASERSSM prior to maturity.
■	The Index LASERSSM are based on the value of the Russell 2000® Index.
■

You will receive at maturity for each Index LASERSSM you hold a payment at maturity based on the percentage change in the closing value of the Russell 2000® Index from the date of this pricing supplement (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date) and the value of the Russell 2000® Index at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day). The payment at maturity may be greater than, equal to, or less than your initial investment in the Index LASERSSM.

■

If the value of the Russell 2000® Index is greater than 370.87 (60% of its value on the pricing date, which we refer to as the initial index value) at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), at maturity you will receive for each Index LASERSSM you then hold the $10 stated principal amount per Index LASERSSM plus an amount equal to the product of (i) $10 and (ii) the greater of (x) the percentage change in the closing value of the Russell 2000® Index from the pricing date to the valuation date (which we refer to as the index percent change) and (y) 11% (3.663% per annum on a simple interest basis) of the stated principal amount of the Index LASERSSM.

■

If the value of the Russell 2000® Index is less than or equal to 370.87 (60% of its initial index value) at any time from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), at maturity you will receive for each Index LASERSSM you then hold the $10 stated principal amount per Index LASERSSM plus an amount equal to the product of (i) $10 and (ii) the index percent change (which could be negative).

■	The Index LASERSSM are not principal-protected. At maturity you could receive an amount less than your initial investment in the Index LASERSSM.
■	The Index LASERSSM will not be listed on any exchange.

Investing in the Index LASERSSM involves a number of risks. See “Risk Factors Relating to the Index LASERSSM” beginning on page PS-7.

“Russell 2000®” and “Russell 3000E™” are trademarks of Russell Investment Group and have been licensed for use for certain purposes by Citigroup Funding Inc. and its affiliates. The Index LASERSSM have not been passed on by Russell. The Index LASERSSM are not sponsored, endorsed, sold or promoted by Russell and Russell makes no warranties and bears no liability with respect to the Index LASERSSM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERSSM or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Index LASERSSM are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The Index LASERSSM are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Index LASERSSM	Total
Public Offering Price(1)	$10.0000	$4,910,000
Underwriting Fee	$0.3000	$147,300
Proceeds to Citigroup Funding Inc.	$9.7000	$4,762,700

(1)

The actual public offering price for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Index LASERSSM purchased by that investor. The lowest price payable by an investor is $9.9000 per Index LASERSSM. You should refer to “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Index LASERSSM, will receive an underwriting fee of $0.3000 from Citigroup Funding for each Index LASERSSM sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.3000 for each Index LASERSSM they sell. The underwriting fee and selling concession payable in connection with sales of the Index LASERSSM may be reduced for volume purchase discounts. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Index LASERSSM declines. You should refer to “Risk Factors Relating to the Index LASERSSM” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the Index LASERSSM to purchasers on or about January 28, 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Index LASERSSM?

The Index LeAding StockmarkEt Return Securities Based on the Value of the Russell 2000® Index, or Index LASERSSM, are equity index-linked investments that offer a potential return at maturity based on upside participation in an increase in the closing value of the Russell 2000® Index during the term of the Index LASERSSM and limited protection from loss in certain circumstances. The Index LASERSSM are not principal protected and do not pay periodic interest. The return on the Index LASERSSM, if any, is based upon the Russell 2000® Index (which we also refer to as the underlying index).

At maturity, you will receive for each Index LASERSSM you hold a payment at maturity, which may be greater than, equal to, or less than your initial investment in the Index LASERSSM, based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date (which we refer to as the index percent change) and the value of the underlying index at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day). If the value of the underlying index is greater than 370.87 (60% of its initial index value) at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), at maturity you will receive for each Index LASERSSM you then hold the $10 stated principal amount per Index LASERSSM plus an amount equal to the product of (i) $10 and (ii) the greater of (x) the index percent change and (y) 11% (3.663% per annum on a simple interest basis). In this case, the payment at maturity will be at least $11.10 per Index LASERSSM. If the value of the underlying index is less than or equal to 370.87 (60% of its initial index value) at any time from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), at maturity you will receive for each Index LASERSSM you then hold the $10 stated principal amount per Index LASERSSM plus an amount equal to the product of (i) $10 and (ii) the index percent change (which could be negative).

The Index LASERSSM will mature on January 29, 2013. The Index LASERSSM are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment at maturity is not guaranteed. All payments on the Index LASERSSM are subject to the credit risk of Citigroup Inc.

Each Index LASERSSM represents a stated principal amount of $10. You may transfer the Index LASERSSM only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERSSM in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERSSM by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Index LASERSSM — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividend Payments on the Index LASERSSM?

No. We will not make any periodic payments of interest or any other periodic payments on the Index LASERS SM. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

What Will I Receive at Maturity of the Index LASERSSM?

At maturity, you will receive for each Index LASERSSM an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the payment at maturity could be less than the $10 stated principal amount per Index LASERSSM and could be zero.

How Will the Index Return Amount Be Calculated?

The calculation of the index return amount depends on the value of the Russell 2000® Index at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day) and on whether the index percent change is positive, zero or negative:

•

If the value of the Russell 2000® Index is greater than 370.87 (60% of its initial index value) at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), the index return amount will equal:

$10 × (the greater of (x) index percent change and (y) fixed percentage)

The fixed percentage will equal 11% (3.663% per annum on a simple interest basis).

•

If the value of the Russell 2000® Index is less than or equal to 370.87 (60% of its initial index value) at any time from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), the index return amount will equal:

$10 × index percent change

For more specific information about the index return amount, the index percent change, the determination of an index business day and the effect of a market disruption event on the determination of the index return amount and the index percent change, please see “Description of the Index LASERSSM — Index Return Amount” in this pricing supplement.

How Will the Index Percent Change Be Calculated?

The index percent change will equal the following fraction:

final index value – initial index value

initial index value

The initial index value equals 618.11, the closing value of the Russell 2000® Index on the pricing date.

The final index value will equal the closing value of the Russell 2000® Index on the valuation date.

Is There a Possibility of Loss of Principal?

Yes. If the final index value of the Russell 2000® Index is less than its initial index value and the value of the Russell 2000® Index at any time from the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any index business day) is less than or equal to 370.87 (60% of the initial index value of the Russell 2000® Index), at maturity you will receive less than the original stated principal amount of the Index LASERSSM. This will be true even if the value of the index exceeded its initial index value at one or more times over the term of the Index LASERSSM. Even if the final index value of the Russell 2000® Index is greater than its initial index value, the total yield on the Index LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the Index LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Index LASERSSM — Payment at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group, which we refer to as Russell, or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. The Russell 2000® Index includes the smallest 2,000 securities, according to market capitalization, in the Russell 3000E™ Index. As of December 31, 2009, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Health Care and Producer Durables. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

Please note that an investment in the Index LASERSSM does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the Russell 2000® Index.

How Has the Russell 2000® Index Performed Historically?

We have provided a table showing the high and low intra-day values and the quarter-end closing values of the Russell 2000® Index for each quarter in the period from January 3, 2005 to January 25, 2010 as well as a graph showing the daily closing values of the Russell 2000® Index from January 3, 2005 to January 25, 2010. You can find the table and the graph in the section “Description of the Russell 2000® Index — Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Index LASERSSM?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an Index LASERSSM as a cash-settled prepaid forward contract, subject to a floor, on the value of the Russell 2000® Index on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the Russell 2000® Index subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the Index LASERSSM. The summary below assumes such treatment, except where otherwise stated.

Under this treatment, at maturity or upon the sale or other taxable disposition of an Index LASERSSM, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the Index LASERSSM. Such gain or loss generally will be long-term capital gain or loss if you have held the Index LASERSSM for more than one year at the time of disposition.

Due to the absence of authority as to the proper characterization of the Index LASERSSM, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the Index LASERSSM could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to Index LASERSSM. Finally, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Index LASERSSM) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the Index LASERSSM by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Index LASERSSM Be Listed on a Securities Exchange?

No. The Index LASERSSM will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the Index LASERSSM and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERSSM to create a secondary market for holders of the Index LASERSSM, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, and “Plan of Distribution” in the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the Index LASERSSM. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the Index LASERSSM. You should refer to “Risk Factors Relating to the Index LASERSSM – Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the Index LASERSSM through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity on, or prior to, the pricing date could increase the value of the underlying index and potentially increase the initial index value and, therefore, the value above which the index must remain at all times over the term of the Index LASERSSM before you can receive a payment at maturity greater than your initial investment in the Index LASERSSM. This hedging activity also could affect the value of the underlying index during the term of the Index LASERSSM and, therefore, the market value of the Index LASERSSM. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index LASERSSM in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Index LASERSSM declines. You should refer to “Risk Factors Relating to the Index LASERSSM — The Price at Which You Will Be Able to Sell Your Index LASERSSM Prior to Maturity Will Depend on a Number of Factors

and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Index LASERSSM?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Index LASERSSM, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index LASERSSM or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Index LASERSSM or (B) its acquisition and holding of the Index LASERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Index LASERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Index LASERSSM by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the Index LASERSSM are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Index LASERSSM” in this pricing supplement.

RISK FACTORS RELATING TO THE INDEX LASERSSM

Because the terms of the Index LASERSSM differ from those of conventional debt securities in that the payment at maturity will be based on the value of the Russell 2000® Index at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day) and on the percentage change in the closing value of the Russell 2000® Index from the pricing date to the valuation date, an investment in the Index LASERSSM entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Russell 2000® Index and other events that are difficult to predict and beyond our control.

The Index LASERSSM Are Not Principal-Protected

If the value of the Russell 2000® Index at any time from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day) is less than or equal to 370.87 (60% of the initial index value) and the closing value of the Russell 2000® Index on the valuation date is less than its closing value on the pricing date, the amount you receive for each Index LASERSSM will be less than the $10 you paid for each Index LASERSSM and could be zero. This will be true even if the closing value of the Russell 2000® Index exceeds its initial index value at one or more times during the term of the Index LASERS SM. The Index LASERSSM are not principal protected, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Periodic Payments on the Index LASERSSM

You will not receive any periodic payments of interest or any other periodic payments on the Index LASERSSM. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

The Yield on the Index LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Index LASERSSM do not pay any interest. As a result, if the final index value of the Russell 2000® Index is less than or equal to 370.87 (60% of its initial index value) at any time from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day and if the ending value of the Russell 2000® Index is less than 670.70 (an increase of approximately 8.51% from the initial index value of the Russell 2000® Index), the yield on the Index LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. of comparable maturity.

The Index LASERSSM are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Index LASERSSM, and any actual or anticipated changes to its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Index LASERSSM

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the Index LASERSSM at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the Index LASERSSM.

The Price at Which You Will Be Able to Sell Your Index LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Index LASERSSM in the secondary market will be affected by the supply of, and demand for, the Index LASERSSM, the value of the Russell 2000® Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERSSM of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the Index LASERSSM will depend substantially on the amount, if any, by which the value of the underlying index changes from its initial index value. However, changes in the value of the underlying index may not always be reflected in full or in part, in the market value of the Index LASERSSM. If you choose to sell your Index LASERSSM when the value of the underlying index exceeds its initial index value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate from that time to the valuation date. If you choose to sell your Index LASERSSM when the value of the underlying index is below its initial index value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the Index LASERSSM and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the Index LASERSSM, the market value of the Index LASERSSM may decrease.

Events Involving the Companies Included in the Underlying Index.    General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the Index LASERSSM. In addition, if the dividend yields on those stocks increase, we expect that the market value of the Index LASERSSM may decrease because the underlying index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the Index LASERSSM may increase.

Interest Rates.    We expect that the market value of the Index LASERSSM will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Index LASERSSM may decrease, and if U.S. interest rates decrease, the market value of the Index LASERSSM may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the Index LASERSSM may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the Index LASERS SM. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the Index LASERSSM.

Hedging Activities.    Hedging activities related to the Index LASERSSM by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the price of the underlying index, and potentially increase the initial index value, and, therefore, the value above which the underlying index must remain at all times over the term of the Index LASERSSM before you can receive at maturity a payment that exceeds the stated principal amount of the Index LASERSSM. This hedging activity during the term of the Index LASERSSM could also affect the value of the underlying index and therefore the market value of the Index

LASERSSM. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the Index LASERSSM declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index LASERSSM in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase Index LASERSSM in secondary market transactions will likely be lower than the public offering price since the public offering price of the Index LASERSSM will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the Index LASERSSM, as well as the cost of hedging our obligations under the Index LASERSSM. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the Index LASERSSM. The Index LASERSSM are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the Index LASERSSM.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the Index LASERSSM attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the Index LASERSSM. Changes in the value of the underlying index will affect the trading price of the Index LASERSSM, but it is impossible to predict whether the value of the underlying index will fall or rise.

Your Return on the Index LASERSSM Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Russell 2000® Index

Your return on the Index LASERSSM will not reflect the return you would realize if you actually owned the stocks included in the Russell 2000® Index because Russell calculates the Russell 2000® Index by reference to the prices of the stocks comprising the Russell 2000® Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Index LASERSSM may be less than the return you would realize if you actually owned the stocks included in the Russell 2000® Index even if the final index value of the Russell 2000® Index is greater than its initial index value.

You May Not Be Able To Sell Your Index LASERSSM If an Active Trading Market for the Index LASERSSM Does Not Develop

The Index LASERSSM will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Index LASERSSM. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERSSM. If the secondary market for the Index LASERSSM is limited, there may be few buyers should you choose to sell your Index LASERSSM prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Index LASERSSM, the price at which you may be able to trade your Index LASERSSM is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the Index LASERSSM, it is likely that there would be no secondary market for the Index LASERSSM. Accordingly, you should be willing to hold your Index LASERSSM to maturity.

The Market Value of the Index LASERSSM May Be Affected by Purchases and Sales of the Stocks Included in the Russell 2000® Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Russell 2000® Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the Russell 2000® Index and thus, the value of the Russell 2000® Index and the market value of the Index LASERSSM.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding Inc. and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Index LASERSSM, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial index value, the final index value and the index percent change, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Additionally, determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Index LASERSSM (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the Russell 2000® Index or in other instruments, such as options, swaps or futures, based upon the Russell 2000® Index or the stocks included in the Russell 2000® Index. This hedging activity may present a conflict between your interest in the Index LASERSSM and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Russell 2000® Index and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERSSM in the secondary market. Since hedging our obligation under the Index LASERSSM involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERSSM declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the weighted values of the underlying index, and such values are based on the prices of the stocks included in the underlying index. By investing in the Index LASERSSM you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. Moreover, you will not have voting, or any other rights with respect to the stocks that underlie the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the Index LASERSSM or to the holders of the Index LASERSSM.

The United States Federal Income Tax Consequences of the Index LASERSSM Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSSM or instruments similar to the Index LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSSM are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERSSM and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the Index LASERSSM may affect the U.S. tax consequences of investing in the Index LASERSSM, including for non-U.S. investors.

DESCRIPTION OF THE INDEX LASERSSM

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Index LASERSSM. The description in this pricing supplement of the particular terms of the Index LASERSSM supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The payment you receive at maturity on the Index LASERSSM will depend on the value of the Russell 2000® Index at all times from but excluding the Pricing Date to and including the Valuation Date (whether intra-day or at the close of trading on any Index Business Day) and the change in the closing value of the Russell 2000® Index from the Pricing Date to the Valuation Date.

If the value of the Russell 2000® Index is greater than 370.87 (60% of its Initial Index Value) at all times from but excluding the Pricing Date to and including the Valuation Date (whether intra-day or at the close of trading on any Index Business Day), at maturity you will receive for each Index LASERSSM you then hold the $10 stated principal amount per Index LASERSSM plus an Index Return Amount equal to the product of (i) $10 and (ii) the greater of (x) the Index Percent Change and (y) 11% (3.663% per annum on a simple interest basis) of the stated principal amount of the Index LASERSSM. In this case, the payment at maturity will be at least $11.10 per Index LASERSSM.

If the value of the Russell 2000® Index is less than or equal to 370.87 (60% of its Initial Index Value) at any time from but excluding the Pricing Date to and including the Valuation Date (whether intra-day or at the close of trading on any Index Business Day), at maturity you will receive for each Index LASERSSM you then hold the $10 stated principal amount per Index LASERSSM plus an Index Return Amount equal to the product of (i) $10 and (ii) the Index Percent Change (which could be negative).

The Index LASERSSM are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Index LASERSSM issued will be $4,910,000 (491,000 Index LASERSSM). The Index LASERSSM will mature on January 29, 2013, will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment in the Index LASERSSM at maturity is not guaranteed. All payments on the Index LASERSSM are subject to the credit risk of Citigroup Inc. The Index LASERSSM will be issued only in fully registered form and in denominations of $10 per Index LASERSSM and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Index LASERSSM and of the senior debt indenture under which the Index LASERSSM will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Index LASERSSM until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

Payment at Maturity

The Index LASERSSM will mature on January 29, 2013. At maturity, you will receive for each Index LASERSSM a payment at maturity equal to the sum of the initial stated principal amount of $10 per Index LASERSSM plus the Index Return Amount, which may be positive, zero or negative.

The calculation of the Index Return Amount depends on the value of the Russell 2000® Index at all times from but excluding the Pricing Date to and including the Valuation Date (whether intra-day or at the close of trading on any Index Business Day) and on whether the Index Percent Change is positive, zero or negative:

•

If the value of the Russell 2000® Index is greater than 370.87 (60% of its Initial Index Value) at all times from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Index Business Day), the Index Return Amount will equal:

$10 × (the greater of (x) Index Percent Change and (y) Fixed Percentage)

The Index Percent Change will equal the following fraction:

Final Index Value – Initial Index Value

Initial Index Value

The Fixed Percentage will equal 11% (3.663% per annum on a simple interest basis)

•

If the value of the Russell 2000® Index is less than or equal to 370.87 (60% of its Initial Index Value) at any time from but excluding the Pricing Date to and including the Valuation Date (whether intra-day or at the close of trading on any Index Business Day), the Index Return Amount will be equal:

$10 × Index Percent Change

The “Initial Index Value” equals 618.11, the closing value of the Russell 2000® Index on the Pricing Date.

The “Final Index Value” will be the closing value of the Russell 2000® Index on the Valuation Date.

The “Pricing Date” is January 25, 2010, the date of this pricing supplement and the date on which the Index LASERSSM were priced for initial sale to the public.

The “Valuation Date” will be January 24, 2013, the third Index Business Day prior to maturity.

If no value of the Russell 2000® Index is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the Russell 2000® Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Russell 2000® Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the Russell 2000® Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Russell 2000® Index or any successor Index is calculated and published and on which securities comprising more than 80% of the value of the Russell 2000® Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Russell 2000® Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Index LASERSSM, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Russell 2000® Index or any successor Index, (b) any option or futures contracts, or any options on such futures contracts relating to the Russell 2000® Index or any successor Index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Russell 2000® Index or any successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Russell 2000® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Russell 2000® Index will be based on a comparison of the portion of the value of the Russell 2000® Index attributable to that security relative to the overall value of the Russell 2000® Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Final Index Values of the Russell 2000® Index on the amount you will receive in respect of the Index LASERSSM at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10 per Index LASERSSM

•	Initial Index Value: 600

•	Fixed Percentage: 13.5%

•	Downside Threshold Value: 360 (60% of the Initial Index Value)

•	Maturity: 3 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Index Return Amount, which, in turn, will depend on the actual Initial Index Value, Final Index Value, Fixed Percentage and the value of the Russell 2000® Index at all times from but excluding the Pricing Date to and including the Valuation Date.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY

Hypothetical Final Index Value of Russell 2000® Index	Hypothetical Index Return Percentage(1) (%)	No Value At or Below the Hypothetical Downside Threshold Value		A Value At or Below the Hypothetical Downside Threshold Value
		Hypothetical Return on the Index LASERSSM	Hypothetical Payment at Maturity on the Index LASERSSM	Hypothetical Return on the Index LASERSSM	Hypothetical Payment at Maturity on the Index LASERSSM
0.00	-100.00%	NA	NA	-100.00%	$0.00
150.00	-75.00%	NA	NA	-75.00%	$2.50
300.00	-50.00%	NA	NA	-50.00%	$5.00
330.00	-45.00%	NA	NA	-45.00%	$5.50
360.00	-40.00%	NA	NA	-40.00%	$6.00
390.00	-35.00%	13.50%	$11.35	-35.00%	$6.50
420.00	-30.00%	13.50%	$11.35	-30.00%	$7.00
450.00	-25.00%	13.50%	$11.35	-25.00%	$7.50
480.00	-20.00%	13.50%	$11.35	-20.00%	$8.00
510.00	-15.00%	13.50%	$11.35	-15.00%	$8.50
540.00	-10.00%	13.50%	$11.35	-10.00%	$9.00
570.00	-5.00%	13.50%	$11.35	-5.00%	$9.50
600.00	0.00%	13.50%	$11.35	0.00%	$10.00
630.00	5.00%	13.50%	$11.35	5.00%	$10.50
660.00	10.00%	13.50%	$11.35	10.00%	$11.00
690.00	15.00%	15.00%	$11.50	15.00%	$11.50
720.00	20.00%	20.00%	$12.00	20.00%	$12.00
750.00	25.00%	25.00%	$12.50	25.00%	$12.50
780.00	30.00%	30.00%	$13.00	30.00%	$13.00
810.00	35.00%	35.00%	$13.50	35.00%	$13.50
840.00	40.00%	40.00%	$14.00	40.00%	$14.00
870.00	45.00%	45.00%	$14.50	45.00%	$14.50
900.00	50.00%	50.00%	$15.00	50.00%	$15.00
1,050.00	75.00%	75.00%	$17.50	75.00%	$17.50
1,200.00	100.00%	100.00%	$20.00	100.00%	$20.00

(1)	Excludes any dividends paid on the stocks in the Russell 2000® Index.

Discontinuance of the Russell 2000® Index

If Russell discontinues publication of the Russell 2000® Index or another entity publishes a successor or substitute Index that the Calculation Agent determines, in its sole discretion, to be comparable to the Russell 2000® Index, then the value of the relevant Index will be determined by reference to the value of that Index, which we refer to as a “successor Index.”

Upon any selection by the Calculation Agent of a successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor Index to the registered holders of the Index LASERSSM.

If Russell discontinues publication of the Russell 2000® Index and a successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Russell 2000® Index, the value to be substituted for the Russell 2000® Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant Index prior to any such discontinuance.

If Russell discontinues publication of the Russell 2000® Index prior to the determination of the relevant coupon amount and the Calculation Agent determines that no successor Index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the relevant Coupon Amount and (b) a determination by the Calculation Agent that a successor Index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Russell 2000® Index or the relevant Index as described in the preceding paragraph.

If a successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant Index as described above, the successor Index or value will be substituted for the relevant Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000® Index may adversely affect the market value of the Index LASERSSM. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Index LASERSSM, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Russell 2000® Index or a successor Index is changed in any material respect, or if the Russell 2000® Index or a successor Index is in any other way modified so that the value of the Russell 2000® Index or the successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that Index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock Index comparable to the Russell 2000® Index or the successor Index as if the changes or modifications had not been made, and calculate the value of the Index with reference to the Russell 2000® Index or the successor Index. Accordingly, if the method of calculating the Russell 2000® Index or the successor Index is modified so that the value of the Russell 2000® Index or the successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that Index in order to arrive at a value of the Index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Index LASERSSM are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERSSM shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERSSM will be determined by the Calculation Agent and will equal, for each Index LASERSSM, the payment at maturity, calculated as though the maturity of the Index LASERSSM were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Index LASERSSM will be capped at the payment at maturity, calculated as though the maturity date of the Index LASERSSM were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Index LASERSSM, the Index LASERSSM shall bear interest, payable upon demand of the beneficial owners of the Index LASERSSM in accordance with the terms of the Index LASERSSM, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2.25% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Index LASERSSM and will also hold the global security representing the Index LASERS SM as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Index LASERSSM.

The CUSIP number for the Index LASERSSM is 17314V775.

Calculation Agent

The Calculation Agent for the Index LASERSSM will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Index LASERSSM. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Index LASERSSM, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Index LASERSSM. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group (“Russell”) or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index.

As of December 31, 2009, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Health Care and Producer Durables. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE INDEX LASERSSM WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies incorporated in the United States are eligible for inclusion in the Russell Indexes. Additionally, beginning with the reconstitution that took place on June 23, 2007, companies incorporated in select international regions including Bahamas, Bermuda and the Cayman Islands, are also eligible for inclusion if such companies meet at least ONE of the following criteria: 1) the headquarters is in the United States or 2) the headquarters is in the international region and the primary exchange for local shares of the company is in the United States. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are excluded. American Depository Receipts, trust receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution, if it is still trading below $1.00. In order to be included in the Russell Indexes’ annual reconstitution, a stock must be listed on May 31 and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then-existing market capitalizations of eligible companies. IPO eligibility is determined quarterly. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell Indexes are held by another company also in one of the Russell Indexes. All shares in this class will be adjusted;

•

Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and

•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell Index.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

The following summarizes selected types of maintenance adjustments to which the Russell 2000® Index is subject. A full description of all corporate action driven change to the Russell Indexes can be found on Russell’s website.

•

“No Replacement” Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

•	Rules for Deletions —

•

Acquired or Reorganized Stock — Adjustments to the Russell 2000® Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Russell 2000® Index. If both companies involved are included in the Russell 3000E™ Index, the acquired company is deleted and that company’s market capitalization is moved to the acquiring stock according to the merger terms. Special rules apply if only one of the companies involved is included in the Russell 3000E™ Index.

•	Re-incorporated or Delisted Stock — Companies re-incorporating to another country or delisting their stock will be removed on the day of re-incorporation or delisting.

•	Rule for Additions —

•

Spin-offs — Spin-off companies are added to the parent company’s Russell index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution.

•	Initial Public Offerings — Eligible IPOs are added to the Russell Indexes each quarter.

Historical Data on the Russell 2000® Index

The following table sets forth the high and low intra-day values, as well as the end-of-quarter closing values, of the Russell 2000® Index for each quarter in the period from January 3, 2005 through January 25, 2010. We obtained the intra-day and closing values and other information below from Bloomberg Financial Markets, without independent verification. These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market value of the Index LASERSSM may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Index LASERSSM. The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

	High	Low	Period End
2005
Quarter
First	654.30	603.75	615.07
Second	648.19	570.03	639.66
Third	688.51	638.93	667.80
Fourth	693.63	614.76	673.22
2006
Quarter
First	767.16	666.58	765.14
Second	784.62	669.88	724.67
Third	738.16	668.58	725.59
Fourth	801.01	712.17	787.66
2007
Quarter
First	830.01	760.06	800.71
Second	856.39	798.17	833.70
Third	856.48	736.00	805.45
Fourth	852.06	734.40	766.03
2008
Quarter
First	768.46	643.28	687.97
Second	763.27	684.88	689.66
Third	764.38	647.37	679.58
Fourth	679.57	371.26	499.45
2009
Quarter
First	519.18	342.57	422.75
Second	535.85	412.77	508.28
Third	625.31	473.54	604.28
Fourth	635.99	553.32	625.39
2010
Quarter
First (through January 25, 2010)	649.15	614.16	618.11

On January 25, 2010, the closing value of the Russell 2000® Index was 618.11.

The following graph illustrates the historical performance of the Russell 2000® Index based on the closing value thereof on each Index Business Day from January 3, 2005 through January 25, 2010. Past movements of the Russell 2000® Index are not indicative of future index values.

Daily Closing Values of the Russell 2000® Index

License Agreement

Russell and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial products, including the Index LASERSSM.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Index LASERSSM are not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell Company”). Russell Company makes no representation or warranty, express or implied, to the holders of the Index LASERSSM or any member of the public regarding the advisability of investing in securities generally or in the Index LASERSSM particularly. Russell Company’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of Russell Company and of the Russell 2000® Index which is determined, composed and calculated by Russell Company without regard to Citigroup Funding, its affiliates or the Index LASERSSM. Russell Company has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Index LASERSSM into consideration in determining, composing or calculating the Russell 2000® Index. Russell Company is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Index LASERSSM to be issued or in the determination or calculation of the equation by which the Index LASERSSM are to be converted into cash. Russell Company has no obligation or liability in connection with the administration, marketing or trading of the Index LASERSSM.

RUSSELL COMPANY DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL COMPANY SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

RUSSELL COMPANY MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE INDEX LASERSSM, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL COMPANY MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL COMPANY HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN RUSSELL COMPANY AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the Russell 2000® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Russell. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Index LASERSSM who will hold the Index LASERSSM as capital assets. All references to “holders” are to beneficial owners of the Index LASERSSM. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERSSM as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSSM or instruments similar to the Index LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSSM are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Index LASERSSM and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERSSM SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERSSM, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an Index LASERSSM, each holder agrees with Citigroup Funding to treat an Index LASERSSM for U.S. federal income tax purposes as a cash-settled prepaid forward contract on the value of the Russell 2000® Index on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of Russell 2000® Index subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Index LASERSSM the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Index LASERSSM as a non-interest bearing deposit, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Russell 2000® Index pursuant to the terms of the Index LASERSSM. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Index LASERSSM, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERSSM could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of an Index LASERSSM that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Index LASERSSM (a “U.S. Holder”), under the characterization of the Index LASERSSM agreed to above.

Under the above characterization of the Index LASERSSM, at maturity or upon the sale or other taxable disposition of an Index LASERSSM, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERSSM. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERSSM for more than one year at the time of disposition. A holder’s tax basis in the Index LASERSSM generally will equal the holder’s cost for such Index LASERSSM .

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Index LASERSSM and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Index LASERSSM unless the value of the Russell 2000® Index at any time during the term of the Index LASERSSM falls below 60% of the initial value of the Index LASERSSM, the IRS could seek to analyze the federal income tax consequences of owning the Index LASERSSM under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERS SM offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the value of the Russell 2000® Index never falls below 60% of the initial value of the Russell 2000® Index; instead, at maturity, the Index LASERSSM provide economic returns that are generally Indexed to the performance of the Russell 2000® Index. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Index LASERSSM for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contracts subject to a floor, pursuant to which forward contracts at maturity each holder will receive the cash value of Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERSSM, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of 2.74% compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of an Index LASERSSM generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Index LASERSSM in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Index LASERSSM. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Index LASERSSM) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERSSM. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Index LASERSSM. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Finally, proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income with respect to the payment at maturity of the Index LASERSSM over the term of the Index LASERSSM.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Index LASERSSM. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Index LASERSSM.

Non-United States Holders

A holder or beneficial owner of Index LASERSSM that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Index LASERSSM by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual

Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Index LASERSSM if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Index LASERSSM.

Recent Legislative Developments Potentially Affecting Taxation of Index LASERSSM Held By or Through Foreign Entities

Proposed legislation recently introduced in the U.S. Congress would generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Index LASERSSM paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Index LASERSSM paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Index LASERSSM might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Index LASERSSM .

Estate Tax

In the case of a holder of an Index LASERSSM that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an Index LASERSSM should note that, absent an applicable treaty benefit, the Index LASERSSM may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Index LASERSSM.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Index LASERSSM.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $4,910,000 principal amount of the Index LASERSSM (491,000 Index LASERSSM) for $9.7000 per Index LASERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Index LASERSSM directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Index LASERSSM to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $0.3000 per Index LASERSSM. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of $0.3000 per Index LASERSSM on sales to certain other dealers. If all of the Index LASERSSM are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per Index LASERSSM may be reduced for volume purchase discounts depending on the aggregate amount of Index LASERSSM purchased by a particular investor according to the following chart.

Aggregate Principal Amount of Index LASERSSM for Any Single Investor	Price to Public per Index LASERSSM	Underwriting Fee per Index LASERSSM	Selling Concession per Index LASERSSM
< $1,000,000	$10.0000	$0.3000	$0.3000
≥ $1,000,000 and < $3,000,000	$9.9500	$0.2500	$0.2500
≥ 3,000,000 and < $5,000,000	$9.9250	$0.2250	$0.2250
≥ $5,000,000	$9.9000	$0.2000	$0.2000

The Index LASERSSM will not be listed on any securities exchange.

In order to hedge its obligations under the Index LASERSSM, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Index LASERSSM — The Market Value of the Index LASERSSM May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Index LASERSSM, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Index LASERSSM or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERSSM through and including the date of disposition of such Index LASERSSM that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index LASERSSM or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Index LASERSSM or (B) its acquisition and holding of the Index LASERSSM is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term, Series D

491,000

Index LASERSSM

Based Upon the Russell 2000® Index

Due January 29, 2013

($10 Stated Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

January 25, 2010

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)